BP

04004101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8- 39511

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6041 South Syracuse Way, Suite 305
(No. and Street)

Englewood	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Dihle — (303) 740-8448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gordon Dihle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon Dihle
Signature

~~President~~ CFO
Title

Notary Public
My Commission Expires 10/12/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER EDWARDS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

SPENCER EDWARDS, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. as of December 31, 2003, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2004

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	118 881
Due from clearing broker		157 625
Securities owned, at market value		87 017
Deposit with clearing broker		109 404
Property and equipment, net of $137,856 accumulated depreciation		3 417
Other assets		25 474
	$	**501 818**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued commissons, salaries and payroll taxes	$	128 816
Accounts payable and accrued expenses		16 898
Securities sold, not yet purchased		762
Total liabilities		146 476
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDER'S EQUITY (Notes 2 and 3)		
Common stock, $0.01 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		226 927
Retained Earnings (after quasi-reorganization December 31, 2002)		128 315
Total shareholder's equity		355 342
	$	**501 818**

SPENCER EDWARDS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	2 193 168
Investment banking fees		213 155
Trading profit, net		143 004
Other income		12 013
Total revenue		2 561 340
EXPENSES:		
Commissions		1 680 791
Clearing, quotation and regulatory charges		440 987
Occupancy and communications expenses		116 747
General and administrative expenses		194 500
Total expenses		2 433 025
NET INCOME BEFORE INCOME TAXES		128 315
INCOME TAX EXPENSE		-
NET INCOME	**$**	**128 315**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

BALANCE, December 31, 2002	$	50 000
Amount repaid		(50 000)
BALANCE, December 31, 2003	**$**	-

The accompanying notes are an integral part of this statement

SPENCER EDWARDS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Note 3)
BALANCES, December 31, 2002	10 000	$ 100	$ 86 434	$ -
Adjustment to beginning balance (Note 4)	-	-	140 493	-
Net income	-	-	-	128 315
BALANCES, December 31, 2003	**10 000**	**$ 100**	**$ 226 927**	**$ 128 315**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	128 315
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13 271
Increase in receivable from clearing broker		(50 806)
Increase in securities owned		(85 478)
Increase in deposit with clearing broker		(9 154)
Decrease in income tax refund receivable		140 493
Increase in other assets		(25 474)
Increase in accrued commissions, salaries and payroll taxes		47 312
Decrease in accounts payable and accrued expenses		(22 734)
Inecrease in securities sold, but not yet purchased		762
Net cash provided by operating activities		136 507
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of subordinated note payable		(50 000)
		-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(4 271)
NET INCREASE IN CASH AND CASH EQUIVALENTS		82 236
CASH AND CASH EQUIVALENTS, at beginning of year		36 645
CASH AND CASH EQUIVALENTS, at end of year	**$**	**118 881**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Edwards, Inc. is a Colorado corporation and a wholly owned subsidary of Primarc Holding Corp (Primarc). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securites Owned

The Company's investment in securities owned is stated at market value. The difference between the original investment cost and market value is recorded in income as unrealized gain or loss.

Long Lived Assets

The cost of long lived assets, generally furniture and equipment, are capitalized and charged to operations over their estimated useful lives. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Securities Sold, Not Yet Purchased

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and the related changes in market value are reflected in income as unrealized gain or loss.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Revenues less related expenses on a trade date basis would not be materially different. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $313,284 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .47 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - QUASI REORGANIZATION

On December 31, 2002 the shareholder of the Company approved a plan of informal quasi reorganization. The reorganization resulted in the elimination of $(279,533) of accumulated deficit at the date of reorganization by decreasing additional paid-in capital in the same amount.

NOTE 4 - INCOME TAXES

In 2003, the Company received an income tax refund of $143,040 from the carryback of a net operating loss in prior years. This tax benefit had not been previously recorded and as the correction of an accounting error, it would be given effect by adjusting the beginning balance of retained earnings. However, on December 31, 2002, the Company entered into a quasi-reorganization in which its deficit at that date was charged to its balance of additional paid in capital. Therefore, as this correction would have reduced the amount so charged in quasi-reorganization, it was made to the beginning balance of additional paid-in capital.

The Company has an unused net operating loss carryforward for income tax purposes of approximately $103,000 available to offset future taxable income that will expire in 2023 if not utilized. This net operating loss carryforward may result in future income tax benefits of approximately $35,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. In addition, the Company has $13,600 of limited net operating losses expiring in 2006 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 are as follows:

	2003
Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforwards	$ 35,000
Timing differences on deductible expenses	13,600
Valuation allowance for deferred tax assets	(48,600)
	$ -

The valuation allowance decreased approximately $45,000 for the year ending December 31, 2003 based on the Company's utilization of its net operating loss carryforward to offset current year taxable income. In addition, the opening value of the deferred tax assets and valuation allowance were decreased by $(174,000) for the effect of the accounting error discussed above.

NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from its parent on a month-to-month basis. Total rental expense of $81,933 was charged to operations during the year ended December 31, 2003.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2003. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2003 market value of the securities. The Company may incur a loss unlimited in amount if the market value of the securities increases subsequent to December 31, 2003.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

SPENCER EDWARDS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	355 342
DEBITS:		
Non-allowable assets:		
Prepaid expenses		24 474
Property and equipment, net		3 417
Other assets		1 000
Total debits		28 891
NET CAPITAL BEFORE HAIRCUTS		326 451
Haircuts on securities		13 167
NET CAPITAL		313 284
Minimum requirements of 6 2/3% of aggregate indebtedness of $145,714 or $100,000, whichever is greater		100 000
EXCESS NET CAPITAL	**$**	**213 284**
AGGREGATE INDEBTEDNESS:		
Accrued commissions, salaries and payroll taxes	$	128 816
Accounts payable and accrued expenses		16 898
	$	**145 714**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.47 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2003.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Spencer Edwards, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Spencer Edwards, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Spencer Edwards, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until properly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Spencer Edwards, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

In addition, our review indicated that Spencer Edwards, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2004